Filed pursuant to Rule 433
Registration No. 333-164300
Issuer Free Writing Prospectus
Dated March 31, 2010
The Bank of Nova Scotia
US$1,000,000,000 Re-Opening of 2.250% SENIOR NOTES DUE 2013
US$750,000,000 Re-Opening of 3.400% SENIOR NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.250% Senior Notes due 2013 (the “Three-Year Fixed Rate Notes”) 3.400% Senior Notes due 2015 (the “Five-Year Fixed Rate Notes”)

Aggregate Principal Amount Offered:	US$1,000,000,000 Three-Year Fixed Rate Notes (Re-Opening, Outstanding to be US$2,000,000,000) US$750,000,000 Five-Year Fixed Rate Notes (Re-Opening, Outstanding to be US $2,250,000,000)

Maturity Date:	January 22, 2013 (Three-Year Fixed Rate Notes) January 22, 2015 (Five-Year Fixed Rate Notes)

Price to Public:	100.476% per Three-Year Fixed Rate Note, plus Accrued Interest from January 22, 2010 100.640% per Five-Year Fixed Rate Note, plus Accrued Interest from January 22, 2010

Accrued Interest:	US$4,687,500 (Three-Year Fixed Rate Notes) US$5,312,500 (Five-Year Fixed Rate Notes)

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$1,764,435,000

Underwriters’ Fee:	0.25% per note (Three-Year Fixed Rate Notes) 0.35% per note (Five-Year Fixed Rate Notes)

Coupon (Interest Rate):	2.250% (Three-Year Fixed Rate Notes) 3.400% (Five-Year Fixed Rate Notes)

Re-offer Yield:	2.073% (Three-Year Fixed Rate Notes) 3.254% (Five-Year Fixed Rate Notes)

Spread to Benchmark Treasury:	T + 50 basis points (Three-Year Fixed Rate Notes) T + 70 basis points (Five-Year Fixed Rate Notes)

Benchmark Treasury:	1.375% due March 15, 2013 (Three-Year Fixed Rate Notes) 2.500% due March 31, 2015 (Five-Year Fixed Rate Notes)

Benchmark Treasury Yield:	1.573% (1.375% due March 15, 2013) 2.554% (2.500% due March 31, 2015)

Interest Payment Dates:	January 22 and July 22 of each year, beginning on July 22, 2010 (Three-Year Fixed Rate Notes) January 22 and July 22 of each year, beginning on July 22, 2010 (Five-Year Fixed Rate Notes)

Trade Date:	March 31, 2010

Settlement Date:	April 7, 2010; (T+4)

CUSIP:	064149 A56 (Three-Year Fixed Rate Notes) 064149 A64 (Five-Year Fixed Rate Notes)

Underwriters:

	Principal	Principal
	Amount of	Amount of Five-
	Three-Year Fixed	Year Fixed Rate
	Rate Notes to Be	Notes To Be
Underwriter	Purchased	Purchased
Banc of America Securities LLC	$250,000,000	$187,500,000
Citigroup Global Markets Inc.	$250,000,000	$187,500,000
Morgan Stanley & Co. Incorporated	$250,000,000	$187,500,000
Scotia Capital (USA) Inc.	$100,000,000	$75,000,000
Barclays Capital Inc.	$100,000,000	$75,000,000
HSBC Securities (USA) Inc.	$50,000,000	$37,500,000

Total	$1,000,000,000	$750,000,000
The Bank has filed a registration statement (File No. 333-164300) (including a base shelf prospectus dated January 11, 2010) and a preliminary prospectus supplement dated March 31, 2010 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Banc of America Securities LLC at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-877-858-5407 or Morgan Stanley & Co. Incorporated toll‑free at 1-866-718-1649 or Scotia Capital (USA) Inc. at 1-800-372-3930.